EXHIBIT 21.1

Subsidiaries of PalmSource, Inc.

June 2003

Subsidiaries of PalmSource, Inc.

Palm Digital Media, Inc. (Massachusetts)

PalmSource Europe SARL (France)

PalmSource Holding Company (Delaware)

Subsidiary of PalmSource Holding Company

PalmSource Overseas Limited (Cayman Islands)

Subsidiaries of PalmSource Overseas Limited

Palm Platform UK Limited (United Kingdom)

PalmSource Hong Kong Limited (Hong Kong)